TSMC Reports First Quarter EPS of NT$13.94

HSINCHU, Taiwan, R.O.C., Apr. 17, 2025 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$839.25 billion, net income of NT$361.56 billion, and diluted earnings per share of NT$13.94 (US$2.12 per ADR unit) for the first quarter ended March 31, 2025.

Year-over-year, first quarter revenue increased 41.6%, while net income and diluted EPS increased 60.3% and 60.4% respectively. Compared to fourth quarter 2024, first quarter results represented a 3.4% decrease in revenue and a 3.5% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $25.53 billion, which increased 35.3% year-over-year but decreased 5.1% from the previous quarter.

Gross margin for the quarter was 58.8%, operating margin was 48.5%, and net profit margin was 43.1%.

In the first quarter, shipments of 3-nanometer accounted for 22% of total wafer revenue; 5-nanometer accounted for 36%; 7-nanometer accounted for 15%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 73% of total wafer revenue.

“Our business in the first quarter was impacted by smartphone seasonality, partially offset by continued growth in AI-related demand.” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into second quarter 2025, we expect our business to be supported by strong demand for our industry-leading 3nm and 5nm technologies. While we have not seen any changes in our customers’ behavior so far, uncertainties and risks from the potential impact from tariff policies exist. We will continue to closely monitor the potential impact on the end market demand, and manage our business prudently.”

Based on the Company’s current business outlook, management expects the overall performance for second quarter 2025 to be as follows:

•Revenue is expected to be between US$28.4 billion and US$29.2 billion;

And, based on the exchange rate assumption of 1 US dollar to 32.5 NT dollars,

•Gross profit margin is expected to be between 57% and 59%;
•Operating profit margin is expected to be between 47% and 49%.

TSMC’s 2025 first quarter consolidated results:
(Unit: NT$ million, except for EPS)

	1Q25 Amount[a]	1Q24 Amount	YoY Inc. (Dec.) %	4Q24 Amount	QoQ Inc. (Dec.) %
Net sales	839,254	592,644	41.6	868,461	(3.4)
Gross profit	493,395	314,505	56.9	512,379	(3.7)
Income from operations	407,081	249,018	63.5	425,713	(4.4)
Income before tax	430,895	266,543	61.7	448,798	(4.0)
Net income	361,564	225,485	60.3	374,680	(3.5)
EPS (NT$)	13.94[b]	8.70[c]	60.4	14.45[b]	(3.5)
a: 1Q2025 figures have not been approved by Board of Directors
b: Based on 25,929 million weighted average outstanding shares
c: Based on 25,930 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,878 products for 522 customers in 2024 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail:nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 712-6541 Mobile: 886-978-111-503 E-Mail:ukelly@tsmc.com